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                                                                    EXHIBIT 99.1

                                  (TRANSLATION)



                             ARTICLES OF ASSOCIATION

                                       of

                                 Centerpulse AG
                                 CENTERPULSE SA
                                CENTERPULSE LTD.




I. FUNDAMENTAL ELEMENTS

ARTICLE 1 NAME AND REGISTERED OFFICE

A joint stock company with registered office in Zurich exists under the name

                                 Centerpulse AG
                                 Centerpulse SA
                                Centerpulse Ltd.

pursuant to Art. 620 et seq. of the Swiss Code of Obligations. The company has an unspecified duration.



Article 2 Object

The object of the Company is the acquisition, permanent administration and sale of interests in all kinds of Swiss and foreign enterprises in the field of medical technology and in fields relating thereto.

The Company may establish branches and subsidiaries in Switzerland and abroad and acquire, hold and sell real property. It may carry on all commercial, financial and other activities relating to its object. The Company may provide guarantees in favour of associated enterprises.

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II. CAPITAL

Article 3 Share capital

The Company's share capital amounts to CHF 300'247'110 and is divided into 10'008'237 registered shares, each with a nominal value of CHF 30. The shares are fully paid up.



Article 3a Conditional capital for management participation

The Company's share capital shall be increased by a maximum of CHF 10'252'890 through the issue of no more than 341'763 registered shares, each with a nominal value of CHF 30 which shall be fully paid up, through the exercise of option rights which are granted to members of the management of the Company or companies within the Group. Shareholders shall have no subscription rights. The acquisition of shares through the exercise of option rights and the subsequent transfer of the shares shall be subject to the transfer restrictions of Art. 5 para. 4 of the Articles of Association.



Article 3b Authorized capital in connection with claims for indemnification

The Board of Directors is authorized until 17 April 2004 to increase the share capital in one or more steps in connection with and in fulfillment of the "Class Action Settlement Agreement" concluded on 13 March 2002 between Sulzer Orthopedics Inc., Sulzer Medica AG and Sulzer AG on the one hand and the Class Counsel on behalf of Class Representatives in re Sulzer Hip Prosthesis and Knee Prosthesis Liability on the other hand (the "Agreement") by a maximum amount of CHF 120'000'000.-- by issuing a maximum of 4'000'000 fully paid up registered shares with a par value of CHF 30.-- each. Capital increases by way of a firm underwriting are allowed.

The pre-emptive rights of the shareholders are not limited or suspended. Pre-emptive rights not exercised by the shareholders are at the disposal of the Board of Directors who may use them in the interest of the Company.

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The exercise price, the form of contribution, the effective date for dividend entitlement and further terms of the issuance of the new registered shares shall be determined by the Board of Directors.

The newly issued registered shares shall be subject to the transfer restrictions of Art. 5 para. 4 of the Articles of Association.



ARTICLE 3C CONDITIONAL CAPITAL IN CONNECTION WITH CLAIMS FOR INDEMNIFICATION

In connection with and in fulfillment of the "Class Action Settlement Agreement" concluded on 13 March 2002 between Sulzer Orthopedics Inc., Sulzer Medica AG and Sulzer AG on the one hand and the Class Counsel on behalf of Class Representatives in re Sulzer Hip Prosthesis and Knee Prosthesis Liability on the other hand (the "Agreement"), the share capital of the Company shall be increased by a maximum amount of CHF 120'000'000.-- by issuing a maximum of 4'000'000 fully paid up registered shares with a par value of CHF 30.-- each, through the exercise of options, which the Company grants at the same time

(1) to its indirect subsidiary Sulzer Orthopedics Inc., Delaware, - thereby indirectly to the Sulzer Settlement Trust ("SST") for the account of injured patients - ("SOUS-Options"), and

(2)  to its own shareholders ("Shareholders-Options").

By way of the SOUS-OPTIONS, the injured patients receive through the SST shares of the Company, if the right granted in the Agreement to pay the indemnification in shares instead of in cash ("Conversion") is exercised. By way of the SHAREHOLDERS-OPTIONS the shareholders economically receive an advanced subscription right which is formally excluded, and thereby receive a protection equivalent to the legal protection against dilution.

The SOUS-OPTIONS are granted for free. They shall be exercisable after 18 months at the earliest and after 19 months at the latest and only for the purpose of the Conversion. They may be exercised together. SOUS-Options not exercised within the exercise period cease to be valid without any compensation. The exercise price for the newly issued shares shall be at least the nominal value

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of the newly issued shares and shall be fixed according to the Agreement.
Payment shall be made in cash.

The SHAREHOLDERS-OPTIONS are tradable and granted for free. They shall be exercisable within 17 months after the granting date. The exercise price for the newly issued shares shall be at least the nominal value of the newly issued shares and shall be fixed according to the Agreement. Payment shall be made in cash. The money received shall be used to pay off the indemnification debt vis-a-vis SST.

The granting of Shareholders-Options and SOUS-Options shall be made in equal numbers, both entitling for the Conversion into 4'000'000 shares. Each exercise of a Shareholders-Option leads to the automatic annulment of a SOUS-Option.

The pre-emptive rights and the advanced subscription rights of shareholders are formally excluded.

The acquisition of shares by way of exercise of these options shall not be subject to the transfer restrictions of Art. 5 para. 4 of the Articles of Association, however, a further transfer of the shares acquired to a third party shall be restricted according to said provision.



Article 4 Deferred printing of share certificates

The Company may, in accordance with requirements, issue certificates for any number of shares. It may also wave the printing of deeds and, without compensation, annual issued deeds, which are delivered to the Company.

Shareholders may at any time request that the Company prints and delivers a certificate without charge.

Shares not certified by deeds, including the rights originating therefrom, may be transferred by shareholders only by way of assignment. To be valid, the assignment must be notified to the Company. Shares not certified by deeds, including the rights originating therefrom, may be transferred only with the assistance of the bank entrusted by the shareholder with the bookkeeping of the shares. They may be pledged only in favour of that bank and, in such cases, the Company need not be notified.


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Article 5 Share register

The shares are indivisible and the Company recognizes only one representative of each share. Ownership of a share automatically implies acceptance of the Articles of Association.

The Board of Directors shall keep a share register in which the names and addresses of the owners and usufructuaries are entered.

Only the person entered in the share register shall be recognized as the shareholder or usufructuary by the Company.

Entry shall require proof of due transfer. The Company may also refuse entry in the share register if, when requested, the acquirer does not expressly state that he has acquired and will hold the shares in his own name and for his own account.

The Board of Directors may record a nominee in the share register as shareholder with the right to vote up to 3% of the shares which are outstanding according to the commercial register. For purposes of these Articles of Association, nominees are persons or entities who do not expressly declare in the application form to hold the shares for their own account. The Board of Directors may record nominees as shareholders with the right to vote with more than 3% of the registered share capital, provided that the relevant nominee discloses to the Company the name, address and shareholding of all those persons and entities for whose account he holds 0,5% or more of the shares which are outstanding according to the commercial register. The Board of Directors shall enter into contractual agreements with such nominees regulating, without limitation, the representation of shareholders and the voting rights.

After having given to the registered shareholder or nominee the opportunity to be heard, the Board of Directors may cancel a registration of a shareholder, with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.


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III. ORGANISATION

A. The Shareholders Meeting

ARTICLE 6 POWERS

The Shareholders Meeting is the supreme organ to the Company. It shall have the following non-transferrable powers:

     1.   to adopt and amend the Articles of Association;

     2.   to elect and dismiss members of the Board of Directors and Auditors;

     3.   to approve the annual report and the consolidated accounts;

     4. to approve the annual accounts and determine the allocation of profits as shown on the balance sheet in particular to fix the dividends;

     5.   to discharge the members of the Board of Directors;

     6. to resolve upon matters which are reserved to the Shareholders Meeting by law or the Articles of Association or are submitted to it by the Board of Directors.



Article 7 Meetings

The ordinary Shareholders Meeting shall be held each year within six months after the end of the business year.

Extraordinary Shareholders Meetings shall be held in the cases provided for by law or by a resolution of the Board of Directors.



Article 8 Notice of the Meeting

The Shareholders' Meeting shall be convened by the Board of Directors or, if necessary, by the Auditors or any other body stipulated by law.

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Notice of the Shareholders' Meeting shall be given no less than 20 days before the meeting by publication in the Swiss Commercial Gazette. Registered shareholders may be notified in writing.

The notice of the meeting shall state the agenda and the motions of the Board of Directors and, if applicable, the shareholders who have requested the Shareholders' Meeting or that an item be included on the agenda. Motions of Shareholders as referred to in Art. 699 para. 3 of the Code of Obligations, should be notified to the Company in writing at least two months before the date of the Shareholders' Meeting and the items and the motions to be included in the agenda shall be specified.

The Board of Directors shall make the necessary arrangements for determining voting rights and, in the notice of the Shareholders' Meeting, shall state the record date which determines the right to vote.



Article 9 Chairmanship, Minutes

The Shareholders Meeting shall be chaired by the Chairman of the Board of Directors or by the Vice-Chairman or, should they be prevented, by another member of the Board of Directors. The chairman of the meeting shall appoint a secretary and persons for counting the votes who need not be shareholders.

The Board of Directors shall arrange the keeping of the minutes which are to be signed by the chairman of the meeting and the secretary.



Article 10 Voting Rights and Representation

Each share shall carry one vote at the Shareholders' Meeting.

The Board of Directors shall provide for the rules regarding the participation and the representation at the Shareholders' Meeting.

A shareholder may be represented by his legal representative, or with written proxy by a third person, the corporate body representative, the independent proxy or by a depositary.


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The Chairman of the Shareholders' Meeting decides whether a proxy will be accepted.

The Board of Directors may resolve that proxies given by electronic data transfer be accepted.



Article 11 Resolutions

The Shareholders' Meeting shall adopt its resolutions and carry out its elections by an absolute majority of the votes represented unless these Articles of Association or the law require otherwise.

Votes and elections in the Shareholders' Meeting shall generally be open. Written votes and elections, including the use of electronic means for casting the votes, shall take place if the chairman of the meeting so rules or if the majority of the shareholders present so request.



Article 12 Special quorum

The approval of at least two thirds of the votes represented and of the absolute majority of par values of the shares represented shall be required for resolutions of the Shareholders' Meeting on:

a)   an alteration of the purpose of the Company;

b)   the creation of shares with increased voting powers;

c) the implementation of restrictions on the transfer of registered shares and the removal of such restrictions;

d)   the authorized or conditional increase of the share capital;

e) the increase of the share capital out of equity, against contribution in kind, or for the purpose of an acquisition of assets and the granting of special benefits;

f)   the restriction or suspension of pre-emptive rights;

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g)   the change of the registered office of the Company;

h)   the dissolution of the Company without liquidation.



B. Board of Directors

Article 13 Election, Organisation

The Board of Directors shall consist of at least four members. It shall generally be elected at the ordinary Shareholders Meeting for terms of three years.

The term of office of newly elected members shall be fixed upon their election, observing the rotation of renewal. Members whose term of office is expiring shall be eligible for immediate reelection.

The Board of Directors shall organise itself.

It shall appoint a secretary who need not be member of the Board of Directors.



Article 14 Functions

The Board of Directors shall be responsible for the ultimate direction of the Company and the supervision of the management. It shall represent the Company in relation to third parties and shall deal with all matters which are not transferred to or reserved for another organ of the Company by law, the Articles of Association or internal rules.

The Board of Directors shall have the following non-transferable and inalienable functions:

1.   the ultimate direction of the Company and to issue necessary instructions;

2. to determine the Company's organisation; to organise the functions linked with the Company's listing on the stock exchange;

3.   to organise the accounting, financial control and financial planning;

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4.   to appoint and dismiss persons entrusted with the management and representation of the Company and to organise power of signature;

5. the ultimate supervision of the persons entrusted with the management and representation with regard to compliance with the laws, Articles of Association, internal rules of procedure and instructions;

6. to prepare the business report, to make preparations for the Shareholders Meeting and carry out its resolutions;

7.   to notify the judge if liabilities exceed assets.



Article 15 Committees, Delegation

The Board of Directors may appoint committees made up of its members. It may also assign the representation of the Company and the management or parts thereof to individual members of the Board of Directors or to third parties. It shall issue the by-laws which fix the details.

Article 16 Organisation, Minutes

The Board of Directors shall meet when convened by its Chairman or, if he be prevented, by the Vice-Chairman and, should both be prevented, by another member of the Board of Directors whenever the Company's business so requires and also when a member so requests.

The quorum and adoption of resolutions by the Board of Directors shall be determined in the organizational regulations. In the case of a tie, the chairman of the meeting shall have the casting vote.

The discussions and resolutions of the Board of Directors shall be set down in minutes which are signed by the chairman of the meeting and the secretary.

Resolutions of the Board of Directors may also be adopted by means of a telephone conference call. Such resolutions shall be set down in minutes which shall be approved in the next ordinary meeting of the Board of Directors. Resolutions by way of written consent to a motion are possible unless a member of the Board of Directors requests oral deliberation.

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The Board of Directors can appoint a single member which shall be entitled to represent the Board of Directors when implementing an increase of the share capital pursuant to articles 652g and 653g para. 1 CO, or when deleting a conditional capital pursuant to article 653i CO, with the purpose of making the verifications as provided therein and the respective amendments to the Articles of Association.



Article 17 Remuneration

The members of the Board of Directors may claim appropriate remuneration for their activities and reimbursement for their outlays; the amount shall be fixed by the Board of Directors.



C. THE AUDITORS

ARTICLE 18 AUDITORS

Each year the Shareholders' Meeting shall elect statutory auditors as well as group auditors with the rights and obligations established by law. The auditors shall be eligible for re-election.

The Shareholders' Meeting may elect for a term of office of one year, ending at the following annual general shareholders' meeting, a special auditor to perform the special audits required in connection with capital increases (according to articles 652f, 653f and 653i of the Code of Obligations).



IV. CLOSING OF ACCOUNTS

Article 19 Annual financial statements

The Board of Directors shall determine the dates as of when the business year begins and when it ends.

The Board of Directors shall determine the applicable accounting standards.

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Article 20 Allocation of profits

5% of the annual profits for the year shall be allocated to the general reserve until it has reached 20% of the paid-up share capital.

Without prejudice to the statutory provisions, the remaining profits as shown on the balance sheet shall be freely available to the Shareholders Meeting which may also employ it for other reserves and especially to create special reserves.



V. TERMINATION

Article 21 Dissolution and Liquidation

The Shareholders Meeting may at any time resolve to dissolve and liquidate the Company in accordance with the provisions of the law and the Articles of Association. The quorum shall be that required in Art. 12.

Liquidation shall be carried out by the Board of Directors unless the Shareholders Meeting resolves otherwise.



VI. NOTICES

ARTICLE 22 ANNOUNCEMENTS AND NOTICES

The Company's notices shall be published in the Swiss Commercial Gazette. The Board of Directors may at any time designate additional publication media.

In the cases prescribed by law, notices to shareholders shall be sent in writing to the addresses last known to the Company.

Unless mandatory law requires individual notification of the shareholders, all legally required publications and other notifications are validly made by publishing the notice in the Swiss Commercial Gazette.


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VII. CONTRIBUTIONS IN KIND

Article 23 Contributions in kind by Sulzer Ltd

In accordance with the agreements on contributions in kind dated 27th June 1997 and 1st July 1997, the Company shall accept the following contributions in kind by Sulzer Ltd, Winterthur:

Section all equities, i.e. 1'063 shares each of a nominal USD 1.00, of Sulzer Inc. a "Delaware Corporation" with registered office in New York
          (USA), to a value of CHF 420'000'000;

Section all equities, i.e. 16'160'000 shares each of a nominal GBP 1.00, of Sulzer Medica (UK) Holdings with registered office in Inchinnan, Scotland, to a value of CHF 38'000'000;

Section all equities, i.e. 30'000 shares each of a nominal USD 1.00, of Sulzer Medica Finance (Curacao) NV, Dutch Antilles, to a value of CHF 71'000'000;

Section all equities, i.e. 1'000 registered shares each of a nominal CHF 100, of Sulzer Medica Management AG with registered office in Winterthur, to a value of CHF 100'000;

Section all equities, i.e. 4'000 registered shares each of a nominal CHF 100, of Sulzer Cardiovascular AG with registered office in Hunenberg (ZG), to a value of CHF 0.00;

Section all equities, i.e. a contribution of DM 68'100'000 to Sulzer Medica Holding GmbH with registered office in Filderstadt, Germany, to a value of CHF 42'000'000;

Section Claims to a total of CHF 231'967'250 upon the following debtors for the following amounts; Allo Pro (Schweiz) AG, Baar (CHF 250'000); Protek (Schweiz) AG, Gumligen (CHF 3'000'000 and CHF 250'000); Sulzer Inc., New York (CHF 129'737'250, CHF 63'980'000 and CHF 21'750'000);
          Sulzer Othopadie AG, Baar (CHF 10'000'000 and CHF 1'500'000) and Sulzer Cardiovascular AG, Hunenberg (CHF 1'500'000)

to a value and price of CHF 803'067'250.

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As full settlement for the price of the contributions in kind the Company has awarded Sulzer Ltd 6'937'611 registered shares of the Company, each with a nominal value of CHF 30.



Winterthur, 15th July 1997

Revised: Zurich, 21 December 2001

Revised: Zurich, 9 April 2002

Revised: Zurich, 17 May 2002





(Translation - German version shall prevail)